InnerLight Holdings, Inc. 867 East 2260 South Provo, Utah 84606 ph: (801) 655-0605 fx: (801) 655-0621 www.innerlightinc.com

May 11, 2010

Securities and Exchange Commission
Washington, DC
To: Damon Colbert
From:       InnerLight Holdings, Inc.
By:           Heber Maughan, CFO

RE:	InnerLight Holdings, Inc.
Registration No 333-152430

InnerLight Holdings, Inc. (“InnerLight”) hereby makes application to the Commissioner to withdraw its S-1 Registration Statement which was effective as of July 22, 2009. The Company did not sell the required amount of stock units specified in the registration statement and the Prospectus. The Company did not accept any monies from the stock subscription process. The Company did not sell any securities in connection with this offering.

Sincerely,

/s/ Heber Maughan
Chief Financial Officer
InnerLight Holdings, Inc.